Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company (Commission File No. 333-161705)

November 20, 2009

Dear Fellow Stockholder:

We have previously sent to you proxy material for the special meeting of stockholders of Watson Wyatt Worldwide, Inc., to be held on December 18, 2009, at which you are being asked to consider the proposed merger with Towers, Perrin, Forster & Crosby, Inc. and related proposals. Your Board of Directors unanimously recommends that stockholders vote FOR all items on the agenda.

Since approval of the merger requires the affirmative vote of a majority of outstanding shares, your vote is important, no matter how many or how few shares you may own.  To ensure that your shares are represented at the special meeting, please vote TODAY by telephone, via the Internet, or by signing and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Walter W. Bardenwerper

Vice President, General Counsel and Secretary

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at (877) 825-8631.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This communication was issued November 20, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.

The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus which has been filed by the Holding Company with the Commission.  Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.

LEGAL INFORMATION

This document does not constitute an offer to sell or solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

In addition, with respect to the jurisdictions below, please note the following:

Hong Kong.  WARNING.  The contents of this document have not been reviewed by any regulatory authority in Hong Kong.  You are advised to exercise caution in relation to the offer.  If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Japan.  The solicitation of proxies by Watson Wyatt pursuant to this document falls under the category of solicitation for acquisition set forth in article 2(3)(ii)(c) of the Financial Instruments and Exchange Law of Japan and therefore no notification under article 4(1) of the same has been made in respect of the solicitation.

Singapore.   Each stockholder receiving this document has acknowledged that this document has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (MAS) under the Securities and Futures Act (Chapter 289 of Singapore) (SFA). Accordingly, statutory liability in relation to the content of prospectuses would not apply. This document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Towers Watson (the “Shares”) may not be circulated or distributed, nor may any Share be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than pursuant to, and in accordance with the conditions of, the private placement exemption under section 272B(1) of the SFA or any other applicable provision of the SFA.

The information contained in this document which is to be used solely in connection with the consideration of the subscription or purchase of the Shares is confidential to the person to whom it is addressed and must not be disclosed to any other person.  This document may not be copied or reproduced in whole or in part, nor may any of the information contained herein be disclosed.